One TSYS Way	Kathy Moates
Post Office Box 1755	Senior Deputy General Counsel
Columbus, GA 31902-1755

+1.706.649.4818 tel
+1.706.644.4999 fax

www.tsys.com
March 18, 2010
Filing Desk
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
RE: Total System Services, Inc., a Georgia Corporation (“TSYS”), SEC File No. 1-10254
Ladies and Gentlemen:
     Pursuant to the regulations of the Securities and Exchange Commission, submitted herewith for filing is TSYS’ 2010 definitive Proxy Statement.
     TSYS intends to begin mailing its 2010 Proxy Materials to its shareholders and other appropriate recipients on March 19, 2010.
     If you have any questions with regard to this filing, please do not hesitate to contact me.

Sincerely,
/s/ Kathy Moates
Kathleen Moates

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